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                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company:  Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557



       On the evening of February 18, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("Pharmacia & Upjohn") issued the following press release:


[PHARMACIA & UPJOHN LOGO]




                                                           FOR IMMEDIATE RELEASE


                 PHARMACIA & UPJOHN DECLARES QUARTERLY DIVIDEND


PEAPACK, NJ (FEBRUARY 18, 2000) - Pharmacia & Upjohn, Inc. (NYSE: PNU) today announced that its Board of Directors had declared a quarterly dividend of 25 cents per share. The dividend is payable on May 1, 2000, to shareholders of record on March 30, 2000. In light of Pharmacia & Upjohn's planned merger with Monsanto Company, the original record date of April 5, 2000 has been moved forward to March 30, 2000, resulting in a pro-rated dividend payment.

       Pharmacia & Upjohn and Monsanto entered into a definitive merger agreement to create a dynamic and powerful new competitor in the global pharmaceutical industry. The merger agreement is subject to approval by both companies' shareholders and is expected to close during the first half of 2000.

       Pharmacia & Upjohn, Inc., is a global, innovation-driven pharmaceutical and health care company. Pharmacia & Upjohn's products, services, and employees demonstrate its commitment to improve wellness and quality of life for people around the world.


This news release contains certain forward-looking statements, including, among other things, statements regarding the company's results of operations, regulatory actions, and expected closing date of the merger. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause the company's results to differ materially from expected and historical results are described in the company's periodic reports filed with the Securities and Exchange Commission, including the company's 1998 annual report on Forms 10-K and Exhibits 99 thereto.
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The company has filed a preliminary joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"), and will be filing a definitive joint proxy statement/prospectus and other relevant information and documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Website, www.sec.gov. In addition, documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000

MEDIA CONTACT:                                  ANALYST CONTACT:

PAUL FITZHENRY                                  CRAIG TOOMAN
TEL. (908) 901-8770                             TEL. (908) 901-8853





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